Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

July 2, 2021

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on June 1, 2021, to Post-Effective Amendment No. 74, Amendment No. 76, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on May 4, 2021, to register shares of the Virtus Duff & Phelps Clean Energy ETF series of the Trust (the “Fund”). I have reproduced your comments below, followed by our responses.

PROSPECTUS

1.	The Fund’s prospectus describes the management fee as a “unified fee.” Please supplementally provide the Fund’s investment advisory agreement (the “Advisory Agreement”) with Virtus ETF Advisers LLC prior to the 485(b) filing so that we can confirm the management fee is actually structured as a unified fee as opposed to an expense reimbursement.

RESPONSE: The applicable amendment to the Advisory Agreement will be provided under separate cover.

2.	The prospectus defines “clean energy companies” as those that “derive a majority of their value” from one or more of the stated clean energy businesses. Please replace the word “majority” with the phrase “at least 50%,” assuming that’s what you mean. In addition, the word “value” is a vague term, and what the Fund’s sub-adviser (“Sub-Adviser”) may evaluate to determine value in the next sentence does not give sufficient clarity to the meaning of “value” for purposes of the Fund’s 80% policy. Please replace the word “value” with a more certain term, e.g., profits, revenues, assets, etc.

RESPONSE: In order to address the staff’s comment and provide additional detail about how the term “value” is defined, the Trust will revise the relevant disclosure as noted below. The Trust notes that the Sub-Adviser’s methodology for determining whether a specific company is a “clean energy company” is consistent with methodologies used by other clean energy funds, such as the ALPS Clean Energy ETF, which tracks an index that requires the majority of a company’s value to be derived from clean energy businesses. Similarly, the Goldman Sachs Clean Energy Income Fund requires clean energy companies to be either constituents of the fund’s benchmark index, classified in a particular sub-industry or have at least 50% of their assets, income, earnings, sales or profits committed to, or derived from, certain specified activities. Because the clean energy industry is an emerging industry, as discussed further in response to Comment 5 below, the metrics by which a company is evaluated cannot strictly be confined to profits, revenues or assets, but rather must be expanded to consider additional sources of value that, when taken together, result in the company’s performance being tied to the clean energy industry. While profits, revenues and assets are generally principal drivers for determining whether a company is a clean energy company, other factors, such as the development of innovative clean energy technologies, which could revolutionize certain types of clean energy activities and have a substantial impact on a company’s value, must also be considered.

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Duff & Phelps Investment Management Co., the Fund’s sub-adviser (the “Sub-Adviser”), defines clean energy companies as those that derive ~~a majority~~ at least 50% of their value from one or more of the following clean energy businesses: (a) the production of clean energy (e.g., biofuel, biomass, hydroelectricity, solar energy, wind energy, and battery storage, among others); (b) the provision of clean energy technology and equipment; or (c) the transmission and distribution of clean energy. In determining whether a company derives ~~a majority~~ at least 50% of its value from clean energy businesses, the Sub-Adviser initially evaluates the percentage of the company’s revenue, profits and capital expenditures that are allocated to, or derived from, clean energy business. In making an assessment of a company’s total value, the Sub-Adviser may also evaluate other financial metrics indicative of a company’s value, including the company’s reported or estimated Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA); Free Cash Flow (FCF); asset base; and customer base; certain non-financial metrics indicative of a company’s value, such as the development of innovative clean energy technologies that can be brought to market at scale ~~or business segment; long term sustainability; displacement of current technologies~~; and/or other similar criteria.

3.	In the same sentence referenced above, we note that you provided a list of “clean energy businesses.” Please ensure this list is as complete a list as possible.

RESPONSE: The Trust confirms that the list is appropriate and complete based on the currently anticipated universe of eligible companies.

4.	In the third sentence of the second paragraph of the principal investment strategies, the disclosure refers to, “one or more of the three clean energy business segments.” Please clarify in the disclosure what those three segments are.

RESPONSE: The Trust will revise the referenced disclosure as follows:

The Sub-Adviser then narrows the universe by focusing solely on companies involved in one or more of the three clean energy business segments discussed above (i.e., production of clean energy, provision of clean energy technology and equipment, and/or transmission and distribution of clean energy).

5.	The second to last paragraph of the principal investment strategies states that the Fund will concentrate its investments in the clean energy industry. Please explain to us in your letter why it is appropriate to define the clean energy industry as an industry for purposes of your concentration policy. Please also confirm that it is not too broad of a policy and will not allow the Fund the freedom of action to concentrate in sub-industries within the clean energy industry.

RESPONSE: The clean energy industry is an emerging industry that is comprised of companies currently included in various sectors, including the utilities, industrials, technology and energy sectors. While these companies may come from various sectors, they all have common characteristics that would result in their classification as businesses within the same industry. For example, it would be common for a solar panel company to be classified in the technology sector and a wind turbine company to be classified in the industrials sector, notwithstanding the fact that both companies primarily produce, and derive a majority of their value from, alternative energy sources (solar and wind energy, respectively). Because the Fund’s strategy requires companies to be “clean energy companies,” meaning they are involved in certain related business segments, which would not give the Fund freedom of action to concentrate, the Trust believes it is appropriate to classify these companies in the clean energy industry. The Trust also notes that it is a commonly defined industry for other clean energy funds, including the Goldman Sachs Clean Energy Income Fund referenced in response to Comment 2 (which refers to the clean energy group of industries), and the iShares Global Clean Energy ETF (which refers to the clean energy sub-industry).

In addition, Former Guide 19 of Form N-1A (which we understand continues to reflect the position of the U.S. Securities and Exchange Commission) permits registrants to select their own industry classifications, so long as they are reasonable and not so broad that the primary economic characteristics of the companies in a single class are materially different. For the reasons noted above, the Trust believes that adopting a policy to concentrate in the clean energy industry is reasonable and does not result in an industry classification that is comprised of companies with materially different economic characteristics.

6.	The Fund’s prospectus includes a section titled “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks.” Does this section disclose principal and non-principal strategies and risks? If so, please indicate more clearly what is principal and non-principal in this section. See item 9(b) of Form N-1A; see also IM Guidance Update 2014-08.

RESPONSE: The principal strategies and risks of the Fund are identified in the “Risk/Return Summary Information” of the Fund’s prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” General Instruction C.3(b) to Form N-1A permits the Fund to “include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.” Taken together, these instructions permit the Fund to expand on information discussed in response to Item 4 and do not require that such information be identified again as a principal strategy or risk. Accordingly, the Trust believes that it has identified the principal strategies and risks of the Fund in the Item 4 disclosure and need not repeat such identification in Item 9. The Trust also notes that the current disclosure indicates that the information in the “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks” section is in addition to the principal strategies and principal risks discussed in the “Risk/Return Summary Information.”

7.	The disclosure included in the “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks” section states that the Fund may invest in ETFs and other registered investment companies. Consider whether you need an Acquired Fund Fees and Expenses (“AFFE”) line item in the Fund’s fee table.

RESPONSE: While the Fund may invest in other registered investment companies, including ETFs, the Trust does not anticipate that the Fund will incur any AFFE during its first year of operations.

8.	Please disclose whether incorporation and integration of ESG is a principal or non-principal strategy, or somehow clarify that. See Instruction 2 to Item 9(b)(1). Please also identify examples of the ESG criteria considered by the Sub-Adviser.

RESPONSE: The relevant disclosure will be replaced with the following in response to the staff’s comment:

To the extent consistent with the Fund’s investment objective and strategies, the Sub-Adviser incorporates and integrates Environmental, Societal and Governance (“ESG”) factors into its investment analysis and may consider any ESG factors the Sub-Adviser believes may influence risks and rewards of companies under consideration as an element of its investment research and decision making processes for the Fund. Any consideration of ESG factors will be within the context of the Sub-Adviser’s overall investment research and evaluation of whether such factors are relevant and financially material to a particular investment opportunity.

9.	Please consider whether the ESG risk factor should be revised to include risk disclosure related to the Fund’s use of third-party ESG data and the interpretations made by those third parties in evaluating the data.

RESPONSE: The Trust will revise the risk disclosure as follows:

ESG Risk. Although the Sub-Adviser’s consideration of ESG factors is intended to aid the Sub-Adviser in evaluating the financial risks and rewards of a given investment and is not expected to by itself determine an investment decision for the Fund, the Sub-Adviser’s consideration of ESG factors could nevertheless cause the Fund to perform differently compared to funds that do not have such considerations or could result in the Fund’s forgoing opportunities to buy or sell investments when it might otherwise be advantageous to do so.  There are significant differences in interpretations of what it means for a company to have positive ESG factors. While the Sub-Adviser believes its interpretations of ESG factors and those provided by its third-party data providers are reasonable, the ESG-related portfolio decisions it makes may differ from other investors' or investment managers' views on ESG.

STATEMENT OF ADDITIONAL INFORMATION

10.	In the section of the SAI titled, “General Description of the Trust and the Fund – Fund Name and Investment Policy,” please disclose that derivatives counted towards the 80% basket will be valued based on market value for that purpose.

RESPONSE: The Fund will revise the referenced section to disclose that it uses the daily mark-to-market value of its derivative instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% policy.

11.	Please revise the Fund’s concentration policy to address the Fund’s policy with respect to industries other than clean energy (e.g., the Fund will not concentrate in any industry except that the Fund will concentrate in…).

RESPONSE: The concentration policy will be revised as follows:

(7) will not concentrate (as that term may be defined or interpreted under the 1940 Act and the rules and regulations promulgated thereunder) its investments in any particular industry or group of industries, except that the Fund will concentrate its investments in the securities of issuers engaged primarily in the clean energy industry; and

* * *

Thank you for your comments. We intend to respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act upon the Fund’s effectiveness. If you have any concerns with our responses or would like to discuss the content of this response letter, please contact me prior to the Fund’s effectiveness at (215) 564-8528 or, in my absence, Michael D. Mabry at (215) 564-8011.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	William Smalley

Kevin Carr

Michael Mabry